Exhibit 99.2

Document re Resolutions passed at Imperial Tobacco Group PLC’s Annual General Meeting held on 30 January 2007.

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

T M Williams
Deputy Company Secretary
Telephone 0117 963 6636

Copies of our announcements are available on our website:  www.imperial-tobacco.com